UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on May 23, 2019: EuroDry Ltd. Reports Results for the Quarter Ended March 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: May 24, 2019	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

EuroDry Ltd.

Reports Results for the Quarter Ended March 31, 2019

Maroussi, Athens, Greece – May 23, 2019– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three-month period ended March 31, 2019. Euroseas Ltd. (“Euroseas” or “Former Parent Company”) contributed to the Company seven subsidiaries comprising its drybulk fleet of six vessels, one Ultramax and two Kamsarmax vessels built between 2016 and 2018, and three Japanese-built Panamax vessels built between 2000 and 2004 (the “Spin-off”). The Company was spun-off from Euroseas Ltd. on May 30, 2018. Historical comparative period reflects the results of the carve-out operations of the seven subsidiaries that were contributed to the Company.

First Quarter 2019 Highlights:

•

Total net revenues of $5.8 million. Net income of $0.9 million; net income attributable to common shareholders (after a $0.5 million dividend on Series B Preferred Shares) of $0.4 million or $0.18 earnings per share basic and diluted. The results include a $0.9 million or $0.39 per share of unrealized gains on derivatives.

•

Adjusted EBITDA1was $2.5 million.

•

An average of 7.0 vessels were owned and operated during the first quarter of 2019 earning an average time charter equivalent rate of $9,472 per day (for the definition of time charter equivalent rate please refer to a subsequent section of the Press Release).

•

The Company declared its fourth in-kind dividend of $0.1 million by issuing additional Series B Preferred Shares. The Company also declared a dividend of $0.4 million to be paid in cash, on its Series B Preferred Shares.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“During the first quarter of 2019, the drybulk markets continued the declining trend of the fourth quarter of last year as they were affected by trade uncertainties and iron ore supply disruptions.  Charter rates reached a bottom in February but have since recovered to their levels in the beginning of the year. For our fleet, this decline was significantly mitigated due to our physical and FFA contracts we put in place in the beginning of the quarter that partly insulated us from the depressed markets.”

“We believe that the recent market slowdown is due to short term factors and that, in the medium and long term, the fundamental supply-demand balance is supportive of an improving market. Low orderbook levels and reduced vessel availability - from unavoidable downtime to implement solutions required for compliance with emissions and ballast water treatment regulation - and possible slowdown of the average speed of the fleet would limit fleet growth and allow any trade recovery to translate to higher charter rates.”

“We continuously evaluate opportunities for investment in vessels or refinancing options that would allow us to use our cash liquidity to generate consistent returns for our existing shareholders or new ones who might take advantage of the significant discount to the NAV that our stock trades at.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented:

“The net revenues of the first quarter of 2019 increased by 24.7% compared to the first quarter of 2018 as a result of the increased number of vessels operating in our fleet compared to the first quarter of 2018 partially offset by the charter rates our vessels earned during the quarter which were lower by 20.4% compared to the average time charter equivalent rate our vessels earned in the first quarter of 2018. More than half of this decline in the average daily charter was mitigated from the realized gain in our FFA contracts.”

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, decreased approximately 12% during the first quarter of 2019 compared to the same quarter of last year. Although the average number of vessels increased by two vessels, the new vessels acquired have a lower average daily operating expense charge due to their age and condition (one new-built vessel and a Japanese 2004-build Panamax). As always, we want to emphasize that cost control remains a key component of our strategy.”

“Adjusted EBITDA during the first quarter of 2019 was $2.5 compared to $0.1 million achieved for the first quarter of last year. As of March 31, 2019, our outstanding debt (excluding the unamortized loan fees) was $61.7 million versus restricted and unrestricted cash of approximately $12.4 million. “

First Quarter 2019 Results:

For the first quarter of 2019, the Company reported total net revenues of $5.8 million representing a 24.7% increase over total net revenues of $4.6 million during the first quarter of 2018, which was the result of the increased average number of vessels. The Company reported net income for the period of $0.9 million and net income attributable to common shareholders of $0.4 million, as compared to net loss and net loss attributable to common shareholders of $1.4 million for the same period of 2018. Depreciation expenses for the first quarter of 2019 increased to $1.6 million compared to $1.2 million for the same period of 2018 as a result of the increased average number of vessels. Increased general and administrative expenses reflected mainly the operation of the Company as a separate public company following the completion of the Spin-off.

Interest and other financing costs for the first quarter of 2019 amounted to $1.0 million compared to $0.4 million for the same period of 2018. Interest during the first quarter of 2019 was higher due to higher debt and higher Libor during the period as compared to the same period of last year.

On average, 7.0 vessels were owned and operated during the first quarter of 2019 earning an average time charter equivalent rate of $9,472 per day compared to 5.0 vessels in the same period of 2018 earning on average $11,896 per day.

Adjusted EBITDA for the first quarter of 2019 was $2.5 million compared to $0.1 million achieved during the first quarter of 2018.

Basic and diluted earnings per share attributable to common shareholders for the first quarter of 2019 was $0.18 calculated on 2,244,803 basic and 2,252,427 diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.65 for the first quarter of 2018, calculated on 2,226,753 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the earnings attributable to common shareholders for the quarter of the unrealized gain on derivatives, the adjusted loss attributable to common shareholders for the quarter ended March 31, 2019 would have been $0.21 per share basic and diluted compared to adjusted loss of $0.69 per share basic and diluted for the quarter ended March 31, 2018. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
Vessels in the water
XENIA	Kamsarmax	82,000	2016	TC until Jan-2020 + 1 year in Charterers Option	$14,100 $14,350
EIRINI P	Panamax	76,466	2004	TC until Aug-19	Hire 103% of Average BPI** 4TC
TASOS	Panamax	75,100	2000	TC until Jun-19	$ 6,900
PANTELIS	Panamax	74,020	2000	TC until Jun-19	$9,850
ALEXANDROS P.	Ultramax	63,500	2017	Guardian Navigation GMax LLC Pool	Pool revenue from August 2018
EKATERINI	Kamsarmax	82,000	2018	TC until Apr-20	$13,000
STARLIGHT	Panamax	75,845	2004	TC until Jul-19	Hire 100% of Average BPI** 4TC
Total Dry Bulk Vessels	7	528,931

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four-time charter routes.

      Summary Fleet Data:

	Three months, ended March 31, 2018	Three months, ended March 31, 2019
FLEET DATA
Average number of vessels (1)	5.0	7.0
Calendar days for fleet (2)	450.0	630.0
Scheduled off-hire days incl. laid-up (3)	43.7	0.0
Available days for fleet (4) = (2) - (3)	406.3	630.0
Commercial off-hire days (5)	0.0	0.0
Operational off-hire days (6)	1.3	2.0
Voyage days for fleet (7) = (4) - (5) - (6)	405.0	628.0
Fleet utilization (8) = (7) / (4)	99.7%	99.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.7%	99.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	11,896	9,472
Vessel operating expenses excl. drydocking expenses (12)	6,061	4,928
General and administrative expenses (13)	572	921
Total vessel operating expenses (14)	6,633	5,849
Drydocking expenses (15)	3,247	69

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE rate, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing other general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and other general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, May 24, 2019 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "EuroDry" to the operator.

A replay of the conference call will be available until May 30, 2019. The United States replay number is 1(866) 331-1332; from the UK 0(808) 2380-667; the standard international replay number is (+44) (0) 3333 00 9785 and the access code required for the replay is: 2489743#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the first Quarter 2019 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Income

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2018	2019
	(unaudited)
Revenues
Time charter revenue	4,912,495	6,101,851
Commissions	(271,808)	(315,774)
Net revenues	4,640,687	5,786,077

Operating expenses
Voyage expenses, net	94,521	153,625
Vessel operating expenses	2,347,987	2,610,432
Drydocking expenses	1,460,834	43,196
Vessel depreciation	1,205,139	1,607,278
Management fees	379,410	494,004
Other general and administrative expenses	257,261	580,141
Total Operating expenses	(5,745,152)	(5,488,676)

Operating (loss) / income	(1,104,465)	297,401

Other income / (expenses)
Interest and finance cost	(427,384)	(952,820)
Gain on derivatives, net	88,611	1,517,757
Foreign exchange loss	(8,379)	(1,584)
Interest income	5,929	7,558
Other (expenses) / income, net	(341,223)	570,911
Net (loss) / income	(1,445,688)	868,312
Dividend Series B Preferred shares	-	(471,114)
Net (loss) / income attributable to common shareholders	(1,445,688)	397,198
(Loss) / Earnings per share, basic	(0.65)	0.18
Weighted average number of shares, basic	2,226,753	2,244,803
(Loss) / Earnings per share, basic	(0.65)	0.18
Weighted average number of shares, diluted	2,226,753	2,252,427

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2018	March 31, 2019

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	4,375,972	9,376,445
Trade accounts receivable, net	2,236,210	1,581,286
Other receivables	341,952	822,198
Inventories	566,947	500,566
Restricted cash	828,955	438,593
Prepaid expenses	147,789	275,667
Derivatives	-	1,041,638
Due from related companies	5,967,444	1,380,516
Total current assets	14,465,269	15,416,909

Fixed assets:
Vessels, net	110,637,462	109,023,589
Long-term assets:
Restricted cash	2,550,000	2,600,000
Derivatives	55,030	-
Total assets	127,707,761	127,040,498

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	6,930,655	6,723,902
Trade accounts payable	690,653	1,155,790
Accrued expenses	1,166,209	1,050,686
Accrued preferred dividends	-	393,222
Deferred revenue	196,231	323,054
Total current liabilities	8,983,748	9,646,654

Long-term liabilities:
Long term debt, net of current portion	56,428,100	54,468,805
Derivatives	-	108,892
Total long-term liabilities	56,428,100	54,577,697
Total liabilities	65,411,848	64,224,351

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 19,608 and 19,686 shares issued and outstanding, respectively)	18,757,358	18,835,250

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,279,920 issued and outstanding, respectively)	22,799	22,799
Additional paid-in capital	52,618,022	52,663,166
Accumulated deficit	(9,102,266)	(8,705,068)
Total shareholders' equity	43,538,555	43,980,897
Total liabilities, mezzanine equity and shareholders' equity	127,707,761	127,040,498

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019

Cash flows from operating activities:
Net (loss) / income	(1,445,688)	868,312
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by operating activities:
Vessel depreciation	1,205,139	1,607,278
Amortization and write off of deferred charges	48,926	40,951
Share-based compensation	-	45,144
Unrealized gain on derivatives	(91,612)	(877,716)
Changes in operating assets and liabilities	716,609	5,224,109
Net cash provided by operating activities	433,374	6,908,078

Cash flows from investing activities:
Cash paid for vessel under construction	(2,501,208)	(40,967)
Net cash used in investing activities	(2,501,208)	(40,967)

Cash flows from financing activities:
Net increase in former Parent Company investment	2,905,060	-
Repayment of long-term debt	(1,256,743)	(2,207,000)
Net cash provided by / (used in) financing activities	1,648,317	(2,207,000)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(419,517)	4,660,111
Cash, cash equivalents and restricted cash at beginning of period	4,901,557	7,754,927
Cash, cash equivalents and restricted cash at end of period	4,482,040	12,415,038

       Cash breakdown

Cash and cash equivalents	1,068,691	9,376,445
Restricted cash, current	613,349	438,593
Restricted cash, long term	2,800,000	2,600,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,482,040	12,415,038

EuroDry Ltd.

Reconciliation of Net (loss) / income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Net (loss) / income	(1,445,688)	868,312
Interest and finance costs, net (incl. interest income)	421,455	945,262
Vessel depreciation	1,205,139	1,607,278
Unrealized gain on derivatives, net	(91,612)	(877,716)
Adjusted EBITDA	89,294	2,543,136

“Adjusted EBITDA” Reconciliation:

EuroDry Ltd. considers “Adjusted EBITDA” to represent net income / (loss) before interest, income taxes, depreciation and unrealized gain / loss on derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. “Adjusted EBITDA” is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized gain/ (loss) on derivatives, and depreciation. The Company's definition of “Adjusted EBITDA” may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net (loss) / income to Adjusted net loss

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Net (loss) / income	(1,445,688)	868,312
Unrealized gain on derivatives	(91,612)	(877,716)
Adjusted net loss	(1,537,300)	(9,404)
Preferred dividends	-	(471,114)
Adjusted net loss attributable to common shareholders	(1,537,300)	(480,518)
Adjusted loss per share, basic	(0.69)	(0.21)
Weighted average number of shares, basic and diluted	2,226,753	2,244,803

    “Adjusted net loss and “Adjusted loss per share” Reconciliation:

EuroDry Ltd. considers “Adjusted net loss” to represent net loss before unrealized gain / loss on derivatives. “Adjusted net loss” and “Adjusted loss per share” is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized gain / loss on derivatives, which items may significantly affect results of operations between periods. “Adjusted net loss” and “Adjusted loss per share” do not represent and should not be considered as an alternative to net income / (loss) or earnings / (loss) per share, as determined by GAAP. The Company's definition of “Adjusted net loss” and “Adjusted loss” per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 7 vessels, including 4 Panamax drybulk carriers, 1 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 7 drybulk carriers have a total cargo capacity of 528,931 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com